UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________________________

PacifiCorp*

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_______________________________

PPW Holdings LLC, as Offeror
(Names of Filing Persons (identifying status as offeror, issuer, or other person))

6.00% Serial Preferred Stock
7.00% Serial Preferred Stock
(Title of Class of Securities)

_______________________________

695114801
695114884

(CUSIP Number of Class of Securities)

Jeffery B. Erb
Secretary, PPW Holdings LLC
Vice President, Chief Corporate Counsel & Corporate Secretary of Berkshire Hathaway Energy Company
825 N.E. Multnomah Street, Suite 2000
Portland, Oregon 97232
(503) 813-5372
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person)

_______________________________

Copies to:
M. Christopher Hall
Allison C. Handy
Perkins Coie LLP
1120 N.W. Couch Street, Tenth Floor
Portland, OR 97209-4128
(503) 727-2000

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

____________

*        PacifiCorp may be deemed to be a co-offeror with respect to the Offers.

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by PPW Holdings LLC, a Delaware limited liability company (“PPW” or the “Offeror”) and an affiliate and the sole holder of the common stock of PacifiCorp, an Oregon corporation (“PAC” or the “Company”), and relates to the offers by the Offeror to purchase for cash any and all of the Company’s outstanding shares of (i) 6.00% Serial Preferred Stock (the “6.00% Preferred Stock” and such offer, the “6.00% Preferred Stock Offer”), and (ii) 7.00% Serial Preferred Stock (the “7.00% Preferred Stock” and, together with the 6.00% Preferred Stock, the “Preferred Stock” and such offer, together with the 6.00% Preferred Stock Offer, the “Offers” and each, an “Offer”), at a purchase price of $155.00 per share for the 6.00% Preferred Stock and $180.00 per share for the 7.00% Preferred Stock, plus in each case Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated on or near the date of this Schedule TO (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers).

Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively. The Offers will expire at 5:00 p.m., New York City time, on January 24, 2025, unless the Offers are extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13e-3 under the Exchange Act does not apply because, among other factors, the Preferred Stock is not registered or subject to reporting under SEC rules, including because the number of record holders of the shares of each series of Preferred Stock is fewer than 300. Specifically, the Offeror has been advised by Computershare Trust Company, N.A., the Company’s transfer agent, that as of December 13, 2024, there were 44 holders of record of 6.00% Preferred Stock and 109 holders of record of 7.00% Preferred Stock. In addition, the shares of Preferred Stock are not listed on any national securities exchange. The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, as more particularly set forth below.

With respect to the tender offers that are the subject of this Schedule TO, PAC may be deemed to be a co-offeror under the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), and as such it is being included as an offeror in this Schedule TO. The filing of this Schedule TO is not an admission by PAC or any affiliate of PAC that PAC is a co-offeror under the rules and regulations of the SEC. All information in this Schedule TO relating to PAC has been supplied by PAC and all information relating to PPW has been supplied by PPW.

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase under the heading “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a)     Name and Address.    The name of the subject company and the issuer of the securities to which this Schedule TO relates is PacifiCorp, an Oregon corporation, and the address of its principal executive offices is 825 N.E. Multnomah Street, Suite 2000, Portland, Oregon 97232. The telephone number at such principal executive office is (888) 221-7070.

(b)    Securities.    This Schedule TO relates to the Company’s outstanding shares of (i) 6.00% Preferred Stock and (ii) 7.00% Preferred Stock. As of December 13, 2024, there were 5,930 shares of 6.00% Preferred Stock and 18,046 shares of 7.00% Preferred Stock outstanding.

(c)     Trading Market and Price.    The shares of Preferred Stock are not listed on any securities exchange or in any automated quotation system. Therefore, the Preferred Stock has no established trading market.

Item 3. Identity and Background of Filing Person

Name and Address.    PPW Holdings LLC, a Delaware limited liability company and affiliate and sole holder of shares of common stock of the Company, is the filing person. The Offeror’s business address is 1615 Locust Street, Des Moines, Iowa 50309-3037 and business telephone number is (503) 813-5372.

PAC is a filing person and the subject company. PAC’s business address and telephone number are set forth in Item 2(a), above.

Item 4. Terms of the Transaction

(a)     Material Terms.

(a)(1)(i)      The information set forth in the Offer to Purchase under the heading “Summary” and in Section 1, “Aggregate Cash Price for Shares of Preferred Stock,” is incorporated herein by reference.

(a)(1)(ii)     The information set forth in the Offer to Purchase under the heading “Summary,” in Section 1, “Aggregate Cash Price for Shares of Preferred Stock,” in Section 5, “Purchase of Shares of Preferred Stock and Payment of Purchase Price,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii)    The information set forth in the Offer to Purchase under the heading “Summary,” in Section 1, “Aggregate Cash Price for Shares of Preferred Stock,” and in Section 15, “Extension of the Offers; Termination; Amendment” is incorporated herein by reference.

(a)(1)(iv)    Not applicable.

(a)(1)(v)     The information set forth in the Offer to Purchase under the heading “Summary” and in Section 15, “Extension of the Offers; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi)    The information set forth in the Offer to Purchase under the heading “Summary” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii)   The information set forth in the Offer to Purchase under the heading “Summary,” in Section 3, “Procedures for Tendering Shares of Preferred Stock,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii)  The information set forth in the Offer to Purchase under the heading “Summary,” in Section 3, “Procedures for Tendering Shares of Preferred Stock,” and in Section 5, “Purchase of Shares of Preferred Stock and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(ix)    Not applicable.

(a)(1)(x)     Not applicable.

(a)(1)(xi)    The information set forth in the Offer to Purchase in Section 14, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii)   The information set forth in the Offer to Purchase under the heading “Summary,” in Section 3, “Procedures for Tendering Shares of Preferred Stock,” and in Section 13, “Certain U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i-vii)Not applicable.

(b)    Purchases.    The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Preferred Stock,” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)     Agreements Involving the Subject Company’s Securities.    The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Preferred Stock,” and Section 11, “Effects of the Offers on the Market for the Shares of Preferred Stock,” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)     Purposes.    The information set forth in the Offer to Purchase under the heading “Summary” and in Section 2, “Purpose of the Offers,” is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the Offer to Purchase in Section 2, “Purpose of the Offers,” and Section 11, “Effects of the Offers on the Market for the Shares of Preferred Stock,” is incorporated herein by reference.

(c)     Plans.    Except for the Offers and the information set forth in the Offer to Purchase under the heading, “Certain Significant Considerations,” and in Section 2, “Purpose of the Offers,” Section 8, “Source and Amount of Funds,” and Section 11, “Effects of the Offers on the Market for the Shares of Preferred Stock,” the Offeror does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10). The information set forth in the Offer to Purchase under the heading, “Certain Significant Considerations,” and in Section 2, “Purpose of the Offers,” Section 8, “Source and Amount of Funds,” and Section 11, “Effects of the Offers on the Market for the Shares of Preferred Stock,” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a)     Source of Funds.    The information set forth in the Offer to Purchase under the heading “Summary” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference. The funds required to purchase the maximum number of shares of Preferred Stock that may be tendered is $4,167,430, excluding Accrued Dividends, fees and expenses.

(b)    Conditions.    The information set forth in the Offer to Purchase under the heading “Summary,” and in Section 6, “Conditions of the Offers” is incorporated herein by reference. The Offeror has no alternative financing arrangements or financing plans with respect to the Offers.

(d)    Borrowed Funds.    No part of the funds required for the Offers is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offers.

Item 8. Interest in Securities of the Subject Company

(a)     Securities Ownership.    The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Preferred Stock,” is incorporated herein by reference.

(b)    Securities Transactions.    None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)     Solicitations or Recommendations.    The information set forth in Section 16 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.

Item 10. Financial Statements

(a)     Financial Information.    Not applicable.

(b)     Pro Forma Information.    Not applicable.

Item 11. Additional Information

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)    The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Preferred Stock,” is incorporated herein by reference.

(2)    The information set forth in Section 12 of the Offer to Purchase, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    Not applicable.

(c)     Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Offeror will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offers to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12. Exhibits

See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPW HOLDINGS LLC
By:	/s/ Jeffery B. Erb
Name:	Jeffery B. Erb
Title:	Secretary
PACIFICORP
By:	/s/ Nikki L. Kobliha
Name:	Nikki L. Kobliha
Title:	Senior Vice President and Chief Financial Officer

Dated: December 17, 2024

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 17, 2024.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Summary Advertisement, dated December 17, 2024.
(a)(1)(D)	Retail Processing Dealer Form.
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Launch Press Release, dated December 17, 2024.
(b)	Not applicable.
(d)(1)	Fourth Restated Articles of Incorporation of PacifiCorp (incorporated by reference to Exhibit 3.1 to the PacifiCorp Quarterly Report on Form 10-Q for the quarter ended September 30, 2024).
(d)(2)	Bylaws of PacifiCorp, as amended December 16, 2024 (incorporated by reference to Exhibit 3.1 to the PacifiCorp Current Report on Form 8-K filed with the SEC on December 16, 2024).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.